AB Vf 4-26-02

SEC MAIL RECEIVED APR 19 2002 WASH., D.C. 152 SECTION

02022469

STATES
IANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52711

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SONIC TECHNOLOGIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 WALL STREET, 21ST FLOOR

(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH CAMMARATA (212) 905-7600

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP

(Name — *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 0 2 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK T. MANZO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SONIC TECHNOLOGIES, LLC, as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial + Operations Principal
Title

Donato Fornabaio
Notary Public

DONATO FORNABAIO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FO6037165
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES FEB. 14, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONIC TECHNOLOGIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

NET CAPITAL		
Total member's equity		$ 996,633
DEDUCTIONS AND CHARGES		
Goodwill, net		42,250
Deferred tax asset		18,184
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		936,199
HAIRCUTS ON SECURITIES		
Marketable securities		30,936
NET CAPITAL		$ 905,263
AGGREGATED INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 572,435	
Due to parent	40,000	
TOTAL AGGREGATED INDEBTEDNESS		$ 612,435
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 40,829
(b) Minimum net capital required of broker/dealer		$ 100,000
Net capital requirement (Greater of (a) or (b))		$ 100,000
Excess net capital		$ 805,263
Excess net capital at 1,000% (Net capital - 10% of A.I.)		$ 844,020
Ratio of A.I. to net capital		.68 to 1

See independent auditors' report.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION -Continued

For the Year Ended December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL – as reported in the Company's Part II of the FOCUS Report (Unaudited)	$ 861,443
AUDIT ADJUSTMENTS RELATING TO:	
Clearing deposit	(6,730)
Accounts payable and accrued expenses	50,550
TOTAL ADJUSTMENTS	43,820
NET CAPITAL – per this report	$ 905,263

See independent auditors' report.

Sonic Technologies, LLC
67 Wall Street, 21st Floor
New York NY 10005
fax 212 905 7637

SONIC TECHNOLOGIES
Member NASD, SIPC

SEC MAIL PROCESSING
RECEIVED
APR 19 2002
WASH. D.C. 152 SECTION

April 18, 2002

To Whom It May Concern:

We have enclosed an amended Net Capital Computation, which should be considered as part of the firm's annual audited report for year ending December 31, 2001.

If you have any further questions, please do not hesitate to contact at (212) 905-7600. Thank you for your cooperation in this matter.

Respectfully,

Anthony S. Orantes
Vice President, Finance

(2) copies

212.905.7600